Exhibit 99.j(1)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Credit Suisse Commodity Strategy Funds:

We consent to the use of our report, dated December 20, 2019, with respect to the statement of assets and liabilities of Credit Suisse Commodity Return Strategy Fund, a series of Credit Suisse Commodity Strategy Funds, including the schedule of investments, as of October 31, 2019, and the related statement of operations for the year then ended, statements of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years in the five-year period then ended, incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectus and “Disclosure of Portfolio Holdings” and “Independent Registered Public Accounting Firm and Counsel” in the statement of additional information.

/s/ KPMG LLP

New York, New York
February 26, 2020